Exhibit 99.2

Matrix IT Ltd.

(the “Company”)

March 11, 2025	Tel Aviv Stock Exchange Ltd. www.tase.co.il	Israel Securities www.isa.gov.il

Subject: Signing of a Memorandum of Understanding with respect to a merger transaction with Magic Software Enterprises Ltd. (“Magic”)

The Company is pleased to announce that on March 10, 2025, it entered a memorandum of understanding (the “MoU”) with Magic (hereinafter, together with the Company, the “Companies”), a publicly traded company whose shares are listed for trading both on the Tel Aviv Stock Exchange Ltd. (the “TASE”) and on Nasdaq. 46.71% of Magic's shares are held by Formula Systems (1985) Ltd., the controlling shareholder of the Company (“Formula” or the “Controlling Shareholder”, as applicable). Pursuant to the provisions of the MoU, the Company and Magic will conduct negotiations with respect to a merger transaction, in the framework of which the Company will acquire the entire issued and outstanding share capital of Magic on a fully diluted basis, through a reverse triangular merger. Upon completion of the merger, Magic will become a wholly owned private subsidiary of the Company. The consideration to Magic’s shareholders will be in the form of shares of the Company, as further detailed below (the “Transaction”).

Considering that Formula is the controlling shareholder of both the Company and Magic (holding approximately 48.21% and 46.71% of the issued and outstanding share capital of the Company and Magic, respectively), and in light of the materiality of the Transaction, the Company’s Board of Directors appointed an independent committee (the “Committee”), whose members are directors of the Company who are external and independent directors. The Committee was authorized to examine the possibility of entering into the Transaction, negotiate its terms with Magic1, approve the Transaction, and formulate recommendations to the Board of Directors of the Company in connection therewith. For this purpose, the Committee engaged independent advisors, including the international investment bank Jefferies, who provides the Company with advisory services in connection with the Transaction and the negotiations in connection therewith. The terms of the MoU were agreed following prolonged negotiations between the special committees of the Company and Magic. The engagement by the Company in the MoU was approved by the Committee (including in its capacity as the Company’s Audit Committee) and by the Company’s Board of Directors (without the participation of representatives of the Controlling Shareholder), based on and following the Committee’s recommendation and approval.

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1 Which has also established a similar independent committee for the purpose of examining the possibility of entering into the Transaction, conducting negotiations in connection therewith, and approving it.

A.	Key Terms of the MoU

The purpose of the MoU is to outline the key agreements reached between the special committees of the Company and Magic in connection with the Transaction up to the date of its signing, including the special committees agreement on the merger consideration. However, the MoU is not binding on either parties, except for certain general provisions.

Pursuant to Regulation 36(a1) of the Securities Regulations (Periodic and Immediate Reports), 1970 (the “Reporting Regulations”), and the Fifth Schedule of the Reporting Regulations, below are the key provisions of the MoU:

1.	The Transaction

1.1	Subject to the execution of a binding agreement and the fulfillment of the conditions precedent to be set forth therein, upon completion of the Transaction (to the extent completed), the Company will acquire 100% of the share capital of Magic on a fully diluted basis through a reverse triangular merger. The consideration to Magic’s shareholders will be in ordinary shares of the Company, based on the agreed exchange ratio between the two companies, as was agreed upon by the special committees of the Company and Magic. Upon completion of the merger, Magic’s shareholders will hold approximately 31.125% of the Company’s issued and outstanding share capital on a fully diluted basis, and the Company’s pre-merger shareholders will hold approximately 68.875% of the issued and outstanding share capital of the Company on a fully diluted basis (the “Merger Consideration”).

1.2	The Company and Magic shall be entitled to distribute dividends for the year 2024 and for the first and second quarters of 2025, in accordance with their respective dividend distribution policies as in effect on the date of the MoU (provided that such distributions will not exceed 75% of the net profit attributable to the shareholders of each of the Companies). These distributions will not affect the agreed-upon exchange ratio of 31.125% / 68.875%.

2.	Signing of a Binding Agreement

Shortly after the signing of the MoU, the parties will commence good-faith negotiations with the aim of executing a binding agreement with respect to the Transaction (the “Binding Agreement”). The Binding Agreement will incorporate the terms set forth in the MoU, as well as additional terms customary in transactions of this nature, as will be mutually agreed by the parties. The execution of the Binding Agreement will be subject, inter alia, to the completion of a due diligence by each of the Companies with respect of the other and to the approval of the Transaction by the independent committee, Audit Committee, and Board of Directors of each of the Companies. This shall be subject to the receipt of fairness opinions to the satisfaction of each of the companies.

3.	Conditions Precedent to the Completion of the Transaction

The closing of the Transaction will be subject to the fulfillment of the conditions precedent to be stipulated in the Binding Agreement, including obtaining the approval of the general meetings of shareholders of both the Company and Magic to the Transaction, as required by applicable law, receipt of all regulatory approvals required for the completion of the Transaction, receipt of a tax pre-ruling in connection with the Transaction and completion by the Companies of the disclosure documents required for the closing of the Transaction under applicable law.

B.	The Opportunities Inherent in the Transaction

The Company estimates that, to the extent the Transaction will be completed, it will offer significant advantages from the perspective of the Company and its shareholders, including:

(a) an opportunity to strengthen the Company’s market position through the merger, positioning the merged entity among the top publicly traded IT services companies worldwide. This is expected to enhance the Company's business standing, increase shareholder value, and improve its attractiveness to international investors;

(b) significant expansion of the Company’s international "footprint" and strengthening of its geographic presence beyond Israel, including key markets such as the U.S. and other markets. Additionally, the merger is expected to enhance the Company’s presence in complementary markets and activities where the synergy with Magic may create significant power multiplier;

(c) creation of synergies (managerial, technological, operational, and commercial), along with a relatively less complex post-merger integration (PMI) process, due to the existing familiarity between the Companies, and their similar organizational cultures;

(d) the combination of both Companies' technological capabilities and advantages entails a potential for enhanced innovation and the development of new technologies within the merged entity;

(e) Magic's customer value propositions, its intellectual property assets, business results, higher profit margins compared to the Company and improved balance sheet structure, will be integrated with those of the Company following the transaction; and

(f) the unique accounting treatment anticipated for the Transaction, which is more favorable to the Company compared to transactions with unrelated third parties2, as well as the absence of financing costs associated with the Transaction, given that it will be executed in shares.

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2 The transaction, to the extent completed, will be accounted for in the Company's financial statements using the As Pooling method, whereby the acquired Company's assets and liabilities will be recorded at their book value. Consequently, no goodwill will be recognized upon acquisition, and accordingly, no subsequent amortization of goodwill will be recorded.

C.	Overview of Magic[3]

To the best of the Company’s knowledge, Magic (which is publicly traded on TASE and on NASDAQ: (MGIC)) is a global provider of proprietary platforms for application development and business process integration, customized software solutions, and a variety of software services, including cloud-based services for end-to-end digital transformation, infrastructure planning and delivery, technology consulting and implementation services, integration projects, project management, support services, cloud computing, cybersecurity, digital solutions, IoT, Big Data, DevOps, advanced AI algorithms, and IT outsourcing services. Magic employs approximately 3,800 employees and serves hundreds of clients worldwide.

For the results of Magic for the year 2024, see the immediate report published on 11 March 2025. For further details regarding Magic’s activities, the financial results of Magic, and its business environment, see Magic’s anual report for the year 2023, as published on MAGNA on May 13, 2024, as well as on the website www.magicsoftware.com.

The Company’s estimations as well as the information included in this report regarding the potential advantages of the Transaction constitute forward-looking Information as defined under the Securities Law, 1968. These estimates may not materialize or may materialize in a different manner or timeline than currently anticipated, including the non-completion of the merger transaction. This may occur, among other things, due to factors beyond the Company's control, including failure to enter into the Binding Agreement, failure to obtain the approvals required for the completion of the Transaction and/or changes in capital market conditions and the markets in which the Company and Magic operate, or as a result of the realization of one or more risk factors detailed in the Company’s 2024 annual report, published on March 11 2025.

It should be noted that as of this date, there is no certainty that the Companies will enter into a binding agreement, the signing of which is subject, inter alia, to the completion of a due diligence investigation to the satisfaction of both Companies, negotiations between the parties regarding the terms of the Binding Agreement and obtaining the approvals of the competent organs of the Company and Magic for the engagement in the Binding Agreement. Furthermore, to the extent the Companies will enter into the Binding Agreement, there is no certainty that the Transaction will be completed, as completion will be subject, inter alia, to the fulfillment of the conditions precedent to the completion of the Transaction, as will be set out in the Binding Agreement.

The Company will continue to provide updates in connection with the above as required by applicable law.

Sincerely, Matrix IT Ltd.

Date: March 11, 2025

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3 It should be noted that the information regarding Magic's activities was provided to the Company by Magic and/or is based on Magic's publications, without the Company conducting any independent verification in this regard.

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